SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30438; 813-310]

Stetson Capital Fund LP and Davis Polk & Wardwell LLP; Notice of Application

March 27, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under sections 6(b) and 6(e) of the Investment

Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except

sections 9, 17, 30 and 36 through 53, and the rules and regulations under the Act (the "Rules and

Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b),

(e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants

request a limited exemption as set forth in the application.

Summary of the Application: Applicants request an order to exempt certain limited partnerships

formed for the benefit of eligible employees of Davis Polk & Wardwell LLP and its affiliates

from certain provisions of the Act. Each limited partnership will be an "employees' securities

company" within the meaning of section 2(a)(13) of the Act.

Applicants: Stetson Capital Fund LP (the "Existing Fund") and Davis Polk & Wardwell LLP

("DPW").

Filing Dates: The application was filed on October 10, 2000, and amended on January 22, 2004,

July 25, 2008, April 10, 2012, and December 21, 2012. Applicants have agreed to file an

amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 22, 2013, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC, 20549-1090. Applicants, 450 Lexington Avenue, New York, NY

10017.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive

Applications Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/seach.htm or by

calling (202) 551-8090.

Applicants' Representations:

    1.   DPW, a New York limited liability partnership, is an international law firm.

Entities controlling, controlled by, or under common control with DPW, including any related

law partnership affiliated with DPW, are the "DPW Entities."

    2.   The Existing Fund is a Delaware limited partnership formed in 2000 pursuant to a

limited partnership agreement. The applicants may in the future offer additional pooled

investment vehicles substantially similar in all material respects (other than form of organization,

investment objective and strategy, and other differences described in the application) to Eligible

Investors (as defined below) (the "Subsequent Funds" and, together with the Existing Fund, the

"Investment Funds"). The applicants anticipate that each Subsequent Fund also will be

structured as a limited partnership, although a Subsequent Fund could be structured as a domestic

or offshore general partnership, limited liability company or corporation. The operating

agreements of the Investment Funds are the "Investment Fund Agreements." An Investment

Fund may include a single vehicle designed to issue interests in series or having similar features

to enable a single Investment Fund to function as if it were several successive Investment Funds

for ease of administration. Each Investment Fund will be an employees' securities company

within the meaning of section 2(a)(13) of the Act.

3.	The Existing Fund has been established to enable certain Eligible Investors to

participate in certain investment opportunities that come to the attention of DPW, the DPW

Entities or the General Partner (as defined below) of the Existing Fund. These opportunities may

include investments in operating businesses, separate accounts with registered or unregistered

investment advisers, investments in pooled investment vehicles such as registered investment

companies, investment companies exempt from registration under the Act, commodity pools, and

other securities investments (each particular investment being referred to herein as an

"Investment"). Applicants submit that a substantial community of interest exists among DPW,

the DPW Entities and the members ("Members") of the Existing Fund, given the purposes and

operations of the Existing Fund and the nature of the Eligible Investors participating in such fund. DPW will "control" each Investment Fund within the meaning of section 2(a)(9) of the Act.

      4.   Interests in an Investment Fund ("Interests") will be offered and sold in reliance upon the exemption from registration under section 4(2) of the Securities Act of 1933 (the "Securities Act") or pursuant to Regulation D under the Securities Act. Interests in any Investment Fund (other than short-term paper) will be offered only to DPW, DPW Entities, or Eligible Investors. "Eligible Investors" means persons who at the time of investment are: (a) current or former partners of, or lawyers employed by, or key administrative employees of, DPW or a DPW Entity ("Eligible Employees"), (b) the immediate family members of Eligible Employees, which are parents, children, spouses of children, spouses, and siblings, including step or adoptive relationships ("Immediate Family Members"), and (c) trusts or other entities or arrangements the sole beneficiaries of which consist of Eligible Employees or their Immediate Family Members, or the settlors and the trustees of which consist of Eligible Employees or Eligible Employees together with Immediate Family Members ("Eligible Trusts"). To qualify as an Eligible Investor with respect to an Investment Fund, each such person must, if purchasing an Interest from an Investment Fund or from a Member, be an "accredited investor" as that term is defined in Regulation D under the Securities Act, or, in the case of Eligible Trusts, a trust, entity or arrangement for which an Eligible Employee is a settlor and principal investment decision-maker.[1] DPW or any DPW Entity that acquires Interests in an Investment Fund will be an

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[1]   If an Eligible Trust is an entity or arrangement other than a trust, (a) the reference to "settlor" shall be construed to mean a person who created the vehicle or arrangement, alone or together with others, and also contributed funds or other assets to the vehicle, and (b) the reference to "trustee" shall be construed to mean a person who performs functions similar to those of a trustee.

accredited investor. Prior to offering Interests to an Eligible Employee or Immediate Family

Member, the General Partner must reasonably believe that the Eligible Employee or Immediate

Family Member is a sophisticated investor capable of understanding and evaluating the risks of

participating in the Investment Fund without the benefit of regulatory safeguards. The General

Partner may impose more restrictive standards for Eligible Investors in its discretion. The

beneficial owners of an Eligible Trust will be persons eligible to hold interests in employees'

securities companies as defined in section 2(a)(13) of the Act.

5.   An Investment Fund will be managed by its general partner ("General Partner").

The managing member of the General Partner ("Managing Member") is a limited liability

company that is managed by the members of the management committee of DPW, who expect to

delegate most of their authority to an investment committee ("Investment Committee"). The

Investment Committee of an Investment Fund will consist of approximately five persons who

include the members of the management committee of DPW and selected additional Members of

such Investment Fund. If a General Partner is formed as a wholly-owned subsidiary of DPW, the

members of the relevant Investment Committee will be officers and/or directors of the subsidiary.

The chief function of the Investment Committee will be to review and select Investments for an

Investment Fund or a series thereof from time to time. The General Partner will register as an

investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), if such

registration is required under the Advisers Act and the rules thereunder.

6.   Administration of each Investment Fund will be vested in the General Partner.

The General Partner may determine to delegate administrative activities to a third-party

administrator. If a third-party administrator is retained by the General Partner, the administrator will not recommend Investments or exercise investment discretion. The only functions of the administrator will be ministerial.

7.   The specific investment objectives and strategies for an Investment Fund will be set forth in an informative memorandum relating to the Interests being offered, and in the relevant Investment Fund Agreement, and each Eligible Investor will receive a copy of the informative memorandum and Investment Fund Agreement before making an investment in the Investment Fund. The terms of an Investment Fund will be disclosed to each Eligible Investor at the time the investor is invited to participate in the Investment Fund.

8.   The value of the Members' capital accounts will be determined at such times as the General Partner deems appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund's fiscal year-end. The General Partner will value the assets held by an Investment Fund at the current market price (closing price) in the case of marketable securities. All other securities or assets will be valued by the General Partner in good faith at fair value.

9.   Each Investment Fund will generally bear its own expenses. DPW may be reimbursed by an Investment Fund for reasonable and necessary out of pocket costs directly associated with the organization and operation of the Investment Fund, including administrative expenses. No Investment Fund will be charged legal fees by DPW, and there will be no allocation of any of DPW's operating expenses to the Investment Funds. Some of the investment opportunities available to an Investment Fund may involve parties for which DPW was, is or will be retained to act as legal counsel, and DPW may be paid by such parties for legal services and for related disbursements and charges. These amounts paid to DPW will not be paid by an

Investment Fund itself but by the entities in which an Investment Fund invests or their sponsors.

No management fee or other compensation will be paid by an Investment Fund or the Members

to the Investment Committee or the General Partner. Also, no fee of any kind will be charged in

connection with the sale of Interests in an Investment Fund.

       10.   Within 120 days after the end of its fiscal year, or as soon as practicable thereafter,

each Investment Fund will send its Members an annual report regarding its operations. The

annual report of the Investment Fund will contain financial statements audited by an independent

accounting firm. For purposes of this requirement, "audit" has the meaning defined in rule

1-02(d) of Regulation S-X. The Investment Fund will maintain a file containing any financial

statements and other information received from the issuers of the Investments held by the

Investment Fund, and will make such file available for inspection by its Members in accordance

with its Investment Fund Agreement. Each Investment Fund, within 90 days or as soon as

practicable after the end of each fiscal year of the Investment Fund, will transmit a report to each

Member setting out information with respect to that Member's distributive share of income,

gains, losses, credits and other items for federal income tax purposes, resulting from the

operation of the Investment Fund during that year.

       11.   Members will not be entitled to redeem their Interests in an Investment Fund. A

Member will be permitted to transfer his or her Interest only with the express consent of the

General Partner, which may be withheld in the discretion of the General Partner, and then only to

DPW, a DPW Entity or an Eligible Investor. A Member will not be subject to removal except

for good cause as determined by the General Partner, or if the General Partner, in its discretion,

deems such withdrawal to be in the best interest of the Investment Fund. The Interests of a

Member who is no longer eligible to own interests in an employees' securities company as defined in section 2(a)(13) of the Act will be repurchased, subject to the minimum payment provisions described below. The General Partner does not currently intend to require any Member to withdraw.[2] Upon withdrawal or sale of a Member's Interest, the Investment Fund or purchaser will at a minimum pay to the Member the lesser of: (a) the amount of such Member's capital contributions plus interest (calculated at a rate determined by the General Partner to be reasonably comparable to interest earned by the Investment Fund on temporary investments) less prior distributions; and (b) the fair market value of the Interest as determined at the time of such withdrawal or sale in good faith by the General Partner. If a Member ceases to be a partner or employee of DPW or any DPW Entity, such Member may continue to be a Member of the Investment Fund, although with the consent of the General Partner such Member may be permitted to reduce the unfunded portion of his or her Capital Commitment (as defined below), assign his or her Interest to other Eligible Investors and/or be paid for his or her Interest as described above. The terms of any purchase will apply equally to any Immediate Family Member of, or Eligible Trust related to, an Eligible Employee.

      12.   Each Member will commit to contribute a fixed amount of capital to an Investment Fund ("Capital Commitment"). To provide flexibility in connection with an

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[2]   The following circumstances, among others, could warrant the withdrawal of a Member or sale of a Member's Interests to another Eligible Investor: if a Member who is an Eligible Employee ceases to be a partner or employee of DPW, an Immediate Family Member's or Eligible Trust's related Eligible Employee ceases to be a partner or employee of DPW, a Member defaults on his or her obligations to the Investment Fund, adverse tax consequences were to inure to the Investment Fund, the General Partner or any Member were a particular Member to remain, or a situation in which the continued membership of the Member would violate applicable law or regulations.

Investment Fund's obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make capital contributions with respect to their Capital Commitments, an Investment Fund Agreement may provide that the Investment Fund may engage in borrowings in connection with such funding of Investments. All borrowings by an Investment Fund with respect to the funding of Investments will be non-recourse to the Members,[3] but may be secured by a pledge of the Members' respective capital accounts and unfunded Capital Commitments. The Investment Funds will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own any outstanding securities of the Investment Fund (other than short-term paper). If DPW or a DPW Entity makes a loan to an Investment Fund, it (as lender) will be entitled to receive interest, provided that the rate will be no less favorable to the borrower than the rate that could be obtained on an arm's length basis. An Investment Fund will not lend any funds to DPW or a DPW Entity. If DPW or a DPW Entity extends a loan to an Eligible Investor in respect of any Investment Fund, the loan will be made at an interest rate no less favorable than that which could be obtained on an arm's length basis. Loans will not be extended or arranged if otherwise prohibited by law, including the Sarbanes-Oxley Act of 2002.

13.   An Investment Fund will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company.

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[3]   This excludes indebtedness incurred specifically on behalf of a Member where the Member has agreed to guarantee the loan or to act as co-obligor on the loan.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, the disposition of the proceeds of any sales of the company's securities, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the Act exempting applicants from all provisions of the Act, except sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to sections 17(a), (d), (f), (g) and (j) and 30(a), (b),

(e) and (h) of the Act and the Rules and Regulations, and rule 38a-1 under the Act, applicants

request a limited exemption as set forth in the application.

3.   Section 17(a) of the Act generally prohibits any affiliated person of a registered

investment company, or any affiliated person of an affiliated person, acting as principal, from

knowingly selling or purchasing any security or other property to or from the company.

Applicants request an exemption from section 17(a) to permit an Investment Fund: to invest in

or participate as a selling security-holder in a principal transaction with one or more affiliated

persons (as defined in section 2(a)(3) of the Act) of an Investment Fund ("First-Tier Affiliates")

and affiliated persons of such First-Tier Affiliates ("Second-Tier Affiliates," and together with

First-Tier Affiliates, "Affiliates").

4.   Applicants submit that the exemptions sought from section 17(a) are consistent

with the purposes of the Act and the protection of investors. Applicants state that the Members

will be informed in an Investment Fund's offering materials of the possible extent of the dealings

by such Investment Fund and any portfolio company with DPW, any DPW Entity or any

affiliated person thereof. Applicants also state that, as experienced professionals acting on behalf

of financial services businesses, the Members will be able to evaluate the risks associated with

such dealings. Applicants assert that the community of interest among the General Partner, the

Members, DPW and the DPW Entities will serve to reduce the risk of abuse in transactions

involving an Investment Fund and DPW, any DPW Entity or any affiliated person thereof.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated

person of a registered investment company, or any affiliated person of such person, acting as

principal, from participating in any joint arrangement with the registered investment company unless authorized by the Commission. Applicants request an exemption from section 17(d) and

rule 17d-1 to the extent necessary to permit an Investment Fund to engage in transactions in

which an Affiliate participates as a joint or a joint and several participant with such Investment

Fund.

      6.   Joint transactions in which an Investment Fund could participate might include

the following: (a) a joint investment by one or more Investment Funds in a security in which

DPW or a DPW Entity, or another Investment Fund, is a joint participant or plans to become a

participant; (b) a joint investment by one or more Investment Funds in another Investment Fund;

and (c) a joint investment by one or more Investment Funds in a security in which an Affiliate is

an investor or plans to become an investor, including situations in which an Affiliate has a

partnership or other interest in, or compensation arrangements with, such issuer, sponsor or

offeror.

      7.   Applicants assert that compliance with section 17(d) and rule 17d-1 would cause

an Investment Fund to forego investment opportunities simply because a Member, DPW, a DPW

Entity or other affiliated persons of the Investment Fund, DPW or the DPW Entities also had or

contemplated making a similar investment. In addition, because attractive investment

opportunities of the types considered by an Investment Fund often require that each participant

make available funds in an amount that may be substantially greater than that available to the

investor alone, there may be certain attractive opportunities of which an Investment Fund may be

unable to take advantage except as a co-participant with other persons, including Affiliates.

Applicants believe that the flexibility to structure co- and joint investments in the manner

described above will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent. Applicants acknowledge that any transactions subject to section 17(d) and rule 17d-1 for which exemptive relief has not been requested in the application would require specific approval by the Commission.

8.	Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-2 under the Act allows an investment company to act as self-custodian. Applicants request an exemption to permit the following exceptions from the requirements of rule 17f-2: (i) compliance with paragraph (b) of the rule may be achieved through safekeeping in the locked files of DPW or a DPW partner; (ii) for the purposes of the rule, (A) employees of DPW or a DPW Entity will be deemed employees of the Investment Funds, (B) officers and members of the Managing Member and members of the Investment Committee will be deemed to be officers of such Investment Funds, and (C) officers and members of the Managing Member and members of the Investment Committee will be deemed to be the board of directors of such Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees, each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. Applicants expect that most of the Investments will be evidenced by partnership agreements or similar documents. Such instruments are most suitably kept in DPW's files, where they can be referred to as necessary. Applicants will comply with all other provisions of rule 17f-2.

9.	Section 17(g) and rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company ("disinterested directors") take certain actions and give certain approvals

relating to fidelity bonding. Applicants request an exemption from the requirement, contained in

rule 17g-1, that a majority of the "directors" of the Investment Funds who are not "interested

persons" of the respective Investment Funds (as defined in the Act) take certain actions and make

certain approvals concerning bonding and request instead that such actions and approvals be

taken by the Managing Members, regardless of whether any of them is deemed to be an

interested person of the Investment Funds. Each Managing Member will be an interested person

of the Investment Funds.

10.   The Investment Funds request an exemption from the requirements of rule

17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the

Commission and relating to the provisions of notices to the board of directors. Applicants also

request an exemption from the requirements of rule 17g-1(j)(3) that the Investment Funds have a

majority of disinterested directors, that those disinterested directors select and nominate any

other disinterested directors, and that any legal counsel for those disinterested directors be

independent legal counsel. Applicants believe that the filing requirements of rule 17g-1 are

burdensome and unnecessary as applied to the Investment Funds. The General Partner will

maintain the materials otherwise required to be filed with the Commission by rule 17g-1(g) and

the applicants agree that all such material will be subject to examination by the Commission and

its staff. The General Partner will designate a person to maintain the records otherwise required

to be filed with the Commission under paragraph (g) of the rule. The Investment Funds will

comply with all other requirements of rule 17g-1. The fidelity bond of the Investment Funds will cover the Investment Committee, the General Partner and all employees of DPW or any DPW

Entity who have access to the securities or funds of the Investment Funds.

11.   Applicants request an exemption from the requirements, contained in section 17(j)

of the Act and rule 17j-1 under the Act, that every registered investment company adopt a written

code of ethics and every "access person" of such registered investment company report to the

investment company with respect to transactions in any security in which such access person has,

or by reason of the transaction acquires, any direct or indirect beneficial ownership in the

security. Applicants request an exemption from the requirements in rule 17j-1, with the exception

of rule 17j-1(b), because they are burdensome and unnecessary as applied to the Investment

Funds and because the exemption is consistent with the policy of the Act. Requiring the

Investment Funds to adopt a written code of ethics and requiring access persons to report each of

their securities transactions would be time-consuming and expensive and would serve little

purpose in light of, among other things, the community of interest among the Members of the

Investment Fund and the General Partner by virtue of their common association with DPW or a

DPW Entity. Accordingly, the requested exemption is consistent with the purposes of the Act

because the dangers against which section 17(j) and rule 17j-1 are intended to guard are not

present in the case of the Investment Funds.

12.   Applicants request an exemption from the requirements in sections 30(a), 30(b),

and 30(e) of the Act, and the Rules and Regulations under those sections, that registered

investment companies prepare and file with the Commission and mail to their shareholders

certain periodic reports and financial statements. Applicants contend that the forms prescribed

by the Commission for periodic reports have little relevance to the Investment Funds and would entail administrative and legal costs that outweigh any benefit to the Members. Applicants

request exemptive relief to the extent necessary to permit the Investment Funds to report annually

to their Members. Applicants also request an exemption from section 30(h) of the Act to the

extent necessary to exempt the General Partner, any 10 percent shareholder, and any other person

who may be deemed to be an officer, director, member of an advisory board, or otherwise subject

to section 30(h), from filing Forms 3, 4 and 5 under section 16 of the Securities Exchange Act of

1934 ("Exchange Act") with respect to their ownership of Interests in the Investment Funds.

Applicants assert that, because there is no trading market for Interests and the transfer of Interests

is severely restricted, these filings are unnecessary for the protection of investors and

burdensome to those required to make them.

13.   Rule 38a-1 requires investment companies to adopt, implement and periodically

review written policies reasonably designed to prevent violation of the federal securities laws and

to appoint a chief compliance officer. Each Investment Fund will comply with rule 38a-1(a), (c)

and (d), except that (i) the members of the Investment Committee of each Investment Fund will

fulfill the responsibilities assigned to the board of directors under the rule, and (ii) because all

members of the Investment Committee would be considered interested persons of the Investment

Funds, approval by a majority of the disinterested board members required by rule 38a-1 will not

be obtained. In addition, the Investment Funds will comply with the requirement in rule 38a-

1(a)(4)(iv) that the chief compliance officer meet with the disinterested directors by having the

chief compliance officer meet with the members of the Investment Committee.

Applicants' Conditions:

The applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by section 17(a) or section 17(d) and rule 17d-1 (the "Section 17 Transactions") will be effected only if the Investment Committee determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund's organizational documents and the Investment Fund's reports to its Members.

In addition, the Investment Committee will record and preserve a description of such Section 17 Transactions, the findings of the Investment Committee, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2.   If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a member of the Investment Committee (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund's determination of whether or not to effect the purchase or sale.

3.   The Investment Committee will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4.   The Investment Committee will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day's notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term "Co-Investor" with respect to an Investment Fund means any person who is: (a) an affiliated person of the Investment Fund; (b) DPW and any DPW Entity; (c) a current or former partner, lawyer employed by or key administrative employee of DPW or a DPW Entity; (d) a company in which a member of the Investment Committee, DPW or a DPW Entity acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company's securities; or (e) an investment vehicle offered, sponsored, or managed by DPW or an affiliated person of DPW.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under section 6 of the Exchange Act; (d) when the investment is comprised of securities that are national market system ("NMS") stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system of securities; or (f) when the investment is comprised of securities that are government securities as defined in section 2(a)(16) of the Act.

5.   An Investment Fund will send, within 120 days after the end of its fiscal year, or as soon as practicable thereafter, to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended, reports and information regarding the Investments, including financial statements for such Investment Fund audited by an independent accounting firm. The Investment Committee will make a valuation or have a valuation made of all of the assets of an Investment Fund as of each fiscal year end. In addition, within 90 days after the end of each fiscal year of the Investment Fund or as soon as practicable thereafter, the Investment

Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6.   An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years. For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary